September 27, 2024

Joseph R. Edwards
Chief Executive Officer
Flowco Holdings Inc.
10370 Richmond Ave., Suite 1325
Houston, Texas 77042

       Re: Flowco Holdings Inc.
           Draft Registration Statement on Form S-1
           Submitted August 30, 2024
           CIK No. 0002035149
Dear Joseph R. Edwards:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please disclose on the cover page whether your offering is contingent upon final approval of your listing on the NYSE.
Prospectus Summary, page 1

2. Please provide a summary of the Stockholders Agreement, including certain shareholders'
       rights to designate directors, in the prospectus summary. Also add a risk factor discussing the uncertainties and impact of the Stockholders Agreement on investors. September 27, 2024
Page 2
Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial and Other
Data, page 24

3. We note the results for the year ended December 31, 2022 fall under the header for
        Flowco Holdings Inc. Pro Forma; however, they appear to relate to Flowco LLC
        Historical. Please advise or revise accordingly.
Risk Factors
We are subject to risks relating to existing international operations..., page
33

4. We note your disclosure that you expect sales from outside the United States to continue to represent a significant and growing portion of your revenue. Please revise to disclose the percentage of your revenue generated from sales outside of the United States for each period presented in the financial statements.
Use of Proceeds, page 64

5. We note your reference to the repayment of debt. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Also, disclose the maturity of the indebtedness you intend to repay with proceeds from this offering. See Instruction 4 to Item 504 of Regulation S-K.
Unaudited Pro Forma Condensed Consolidated Financial Information, page 71

6. You state that the historical financial information has been adjusted to give effect to events that are directly attributable and factually supportable. This language relates to legacy pro forma guidance that was superseded by SEC Release No. 33-10786. Please revise to remove this language.
Notes to unaudited pro forma condensed consolidated balance sheet, page 76

7.      You disclose in adjustment (3) regarding the Tax Receivable Agreement (
  TRA   ) that the
        pro forma financial information assumes that no redemptions or exchanges of LLC interests have occurred. Please revise to include a quantified discussion of the potential payments due under the TRA assuming exchange of all LLC interests. Also, disclose the factors that may impact such amounts, such as the market price of your stock at the time of exchange and the prevailing federal tax rate. Similar disclosures should be made to the
        Liquidity and Capital Resources discussion.
Notes to unaudited pro forma condensed consolidated statement of operations, page 78

8. We note adjustment (2) on page 79 represents the removal of one-time transaction costs incurred in connection with the 2024 Business Combination which have been adjusted from the period incurred into the earliest period presented. Please revise to remove this adjustment as actual costs incurred should not be adjusted to be reflected in a different period.
 September 27, 2024
Page 3
9. We note adjustment (6) on page 80 will reflect incremental compensation for carried interest units that will vest in connection with the transactions. Please revise to further explain what these carried interest units relate to and whether they are those discussed on page 128. Also, revise to disclose the incremental compensation cost you expect to record in the appropriate financial statement footnote.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 82

10. We note your disclosure on page 30 that the loss of one or more significant customers could have an adverse impact on your financial results. You also disclose on page 85 that revenue increased due to an increase in active systems. Please revise to disclose the metrics management uses to manage the business or other measures that would provide for a better understanding and evaluation of your operations. These may include the number of customers, significant customers, or number of active systems. Refer to SEC
       Release No. 33-10751.
Results of Operations, page 84

11. You disclose that the results of operations are evaluated by the Chief Executive Officer on a consolidated basis as well as a segment level. Please revise to include a discussion of the segment results or tell us why you do not believe such discussion would be necessary to an understanding of the business. Refer to Item 303(b) of Regulation
S-K.
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 85

12. You disclose that the increase in service revenue was due to an increase in active systems, improved pricing and evolved systems mix. Please revise to quantify the extent to which each factor contributed to the overall change in revenue. Refer to Item 303(b) of
       Regulation S-K.
13. You disclose that the increase in revenue-sales was primarily due to an increase in package sales to third parties. Please revise to explain what package sales are and describe the underlying reason for increase.
Liquidity and Capital Resources, page 87

14. You disclose the Prior Estis Credit Facility was refinanced effective August 20, 2024, by the Credit Agreement that has a maturity date of August 20, 2029. Please revise to further disclose the repayment terms and interest rate under the new agreement. Refer to Section
       IV of SEC Release 33-8350.
Critical Accounting Estimates, page 88

15. We note that you include revenue recognition, allowance for credit losses, useful lives of property, plant and equipment and contingencies, in your list of significant estimates used in the preparation of the financial statements; however, you do not discuss these items further. For those policies you have deemed to be critical accounting policies, please revise to provide qualitative and quantitative information necessary to understand the estimation uncertainty and impact these have on the financial statements. Refer to Item
       303(b)(3) of Regulation S-K.
 September 27, 2024
Page 4

Industry Overview, page 93

16. We note your statement that certain statistical and graphical information contained in this prospectus was provided to you by Rystad Energy. To the extent any data relates to publications, surveys or reports commissioned by you for use in connection with this registration statement, please file the consent of Rystad Energy pursuant to Rule 436 of the Securities Act as an exhibit to the registration statement or tell us why you believe you are not required to do so.
Patents, Trademarks and Other Intellectual Property, page 114

17. To the extent that you consider any of your individual patents material to your business, please disclose the specific products to which such patents relate, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions where protected and whether there are any contested proceedings or third-
       party claims.
Description of Capital Stock, page 146

18. You state that holders of shares of your Class B common stock will vote together with holders of your Class A common stock as a single class on all matters presented to your stockholders for their vote or approval, except for certain amendments to your amended and restated certificate of incorporation or as otherwise required by applicable law.
       Please discuss the circumstances under applicable law or your charter that would allow for a separate class vote for holders of Class A common stock.
Flowco MergeCo LLC
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-15

19. You disclose that compressors are rented to customers for use at their oil and gas facilities under contracts covering 1 to 3 years, which are accounted for under ASC
606. Please tell
       us how you considered whether these contracts contain a lease and should be accounted for under ASC 842.
20. You disclose for sales of equipment that revenue is recognized during the period in which fabrication of the equipment is completed or the period in which equipment was requested by the customer, whichever is later; or when the equipment is ready for delivery. Please tell us and revise to clarify how you determined that control is transferred to the customer when each of these instances occurs in the respective arrangements. Refer to ASC 606-10-
       25-25.
Note 10. Share-based Compensation, page F-24

21. You disclose upon the occurrence of a change in control transaction, all of the class B units that have not yet vested will vest in full. Please revise to disclose whether the pending Transactions in this offering will result in a change of control under these terms.
       Further, tell us whether these awards relate to the carried interest unit adjustment (6) on page 80.
 September 27, 2024
Page 5
22. You disclose that 950,833 profit units were granted during 2022 and 2023; however, the tables on page F-25 do not reflect any grants in those periods. Please revise to address this apparent inconsistency or clarify your disclosures.
Flowco Production Solutions, L.L.C.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-35

23. We note your disclosure that revenue is recognized from the sale of services upon completion of the service which occurs within a short period of time from contract inception. Please revise to clarify the types of services offered and the typical amount of time over which they are provided.
24. You disclose that revenue from the sale of goods is recognized at a point in time upon transfer of control of the product. Please revise to disclose when the transfer of control occurs.
Flogistix LP
Note 11 - Revenue from Contracts with Customers, page F-79

25. You disclose that field service revenue is generated by leasing compressor packages to customers to use at their oil and gas facilities, which you appear to account for under ASC
       606. Please tell us how you considered whether these contracts contained a lease and should be accounted for under ASC 842.
26. You disclose that revenue from the sale of compressor and fabricated equipment and aftermarket part sales and services is recognized upon transfer of control. Please revise to disclose when the transfer of control occurs.
Item 16. Exhibits and financial statements, page II-3

27. Please file any material lease agreements and employment agreements with your executive officers as exhibits to the registration statement.
General

28. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       Please contact Melissa Kindelan at 202-551-3564 or Christine Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
 September 27, 2024
Page 6
cc:   John Stribling